Exhibit 4.10

DESCRIPTION OF SECURITIES

The following description of the capital stock of RPM International Inc. (the “Company”), the Company’s amended and restated certificate of incorporation (the “Certificate”), and the Company’s amended and restated by-laws (the “By-Laws”) is a summary only and is subject to the complete text of the Certificate and the By-Laws.

Common Stock

The following description of the Company’s common stock (the “Common Stock”) summarizes the material terms and provisions of the Common Stock but is not complete. For the complete terms of the Common Stock, please refer to the Certificate and the By-Laws, which are incorporated by reference into this Exhibit.

The Certificate authorizes the Company to issue up to 300,000,000 shares of Common Stock, par value $0.01 per share. The Common Stock is traded on the New York Stock Exchange under the symbol “RPM.”

The holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders generally, including the election of directors. There are no cumulative voting rights, and, as a result, a plurality of stockholders voting are able to elect directors. The Company has adopted a majority voting policy with regard to the election of directors which requires that any director who does not receive a majority of the votes cast for his or her election tender their resignation to the board. Holders of Common Stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of outstanding shares of preferred stock, if any. The holders of Common Stock have no preemptive or similar rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are legally issued, fully paid and nonassessable.

The By-Laws provide that special meetings of stockholders can be called only by the chairman of the board, the president, the majority of the board and the chairman of the board or the president at the written request of stockholders owning a majority of shares of the Company’s voting stock.

Preferred Stock

The board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;
•	voting powers;
•	preemptive rights;
•	conversion rights;
•	redemption rights; and
•	liquidation rights.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock. It also could affect the likelihood that holders of Common Stock will receive dividend payments and payments upon liquidation.

Anti-takeover Effects of the Certificate and the By-Laws

There are provisions in the Certificate and the By-Laws that could discourage potential takeover attempts. They could also make it more difficult for stockholders to change management. These provisions could adversely affect the market price of the Common Stock. These provisions include:

Authorized but Unissued Stock

The authorized but unissued Common Stock and preferred stock may be issued without stockholder approval (although the board of directors has represented that it will not issue any series of preferred stock for any defensive or anti-takeover purpose without stockholder approval). Authorized but unissued stock may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Common Stock and preferred stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Staggered Board

The board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of the Company. In addition, under Delaware law, the Certificate and the By-Laws, the Company’s directors may be removed from office by the stockholders only for cause and only in the manner provided for in the Certificate. These factors may maintain the incumbency of the board of directors.

Amendment of the Certificate

Under Delaware law, in general, to amend a corporation’s certificate of incorporation, the directors of the corporation must first adopt a resolution deeming the amendment advisable and then the holders of a majority of the outstanding stock entitled to vote must vote in favor of the amendment. The Certificate does not change the effect of Delaware law in this regard, except that the provision in the Certificate regarding the number, election and terms of directors may not be repealed or amended without the vote of the holders of not less than 80% of the Company’s voting stock, voting as a single class.

Amendment of By-Laws

Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its by-laws. The Certificate and the By-Laws grant the board of directors the power to adopt, amend or repeal the By-Laws at any meeting of the board. Stockholders also may adopt, amend or repeal the By-Laws by a vote of a majority of the Company’s voting stock, except that the provision in the By-Laws regarding the number, election and terms of directors may not be repealed or amended without the vote of the holders of not less than 80% of the Company’s voting stock, voting as a single class.

Stockholder Action by Written Consent; Special Meetings of Stockholders

The By-Laws provide that no action that is required or permitted to be taken by stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting, and that, unless otherwise prescribed by law, a special meeting of stockholders may be called only by the chairman of the board, the president, a majority of the board of directors or the chairman of the board or president at the written request of stockholders holding a majority of the Company’s voting stock.

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